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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Winmark Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
032681 10 8
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	032681 10 8	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS K. Jeffrey Dahlberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		174,550

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		174,550

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	174,550

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE EXHIBIT A)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.2%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN

CUSIP No.	032681 10 8	Page	3	of	6 Pages

Item 1(a). Name of Issuer:
Winmark Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:
4200 Dahlberg Drive, Minneapolis, MN 55422

Item 2(a). Name of Person Filing:
K. Jeffrey Dahlberg

Item 2(b). Address of Principal Business Office, or if None, Residence:
1040 High Lake View, Colorado Springs, CO 80906

Item 2(c). Citizenship:
USA

Item 2(d). Title of Class of Securities:
Common Stock, no par value

Item 2(e). CUSIP Number:
032681 10 8

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with ' 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with ' 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                     .

CUSIP No.	032681 10 8	Page	4	of	6 Pages
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 174,550

(b)	Percent of class:

3.2% (based upon 5,454,520 shares outstanding as of November 3, 2008, as reported in the Issuer’s Quarterly Reported filed on November 5, 2008)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 174,550

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 174,550

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certifications.
(a) Not applicable
(b) Not applicable
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2009	/s/ K. Jeffrey Dahlberg
K. JEFFREY DAHLBERG

EXHIBIT A
This information is provided for informational purposes only. These securities are not included on page 2, item 11.

Entity	Number of shares
Trust for the benefit of Reporting Person’s children. The Reporting Person’s spouse is the sole trustee	105,000
The reporting person is not a trustee of such trust and disclaims beneficial ownership of these shares.